WILMERHALE

Corey C. DuFresne

+ 1 617 526 6039 (t)
+ 1 617 526 5000 (f)
corey.dufresne@wilmerhale.com

May 17, 2007

By EDGAR Submission

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:
Michele M. Anderson
William Bennett

Re:
Starent Networks, Corp.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-141092

Ladies and Gentlemen:

On behalf of Starent Networks, Corp. (the "Company"), submitted herewith for filing is Amendment No. 4 ("Amendment No. 4") to the Registration Statement referenced above (the "Registration Statement").

Amendment No. 4 is being filed in response to discussions with William Bennett, Esq. of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). On behalf of the Company, we advise you that the Company has responded to Mr. Bennett's comment relating to disclosure of the determination of annual maintenance and support fees under the Company's agreement with Verizon Wireless by revising the disclosure on page 82 of the Prospectus included in Amendment No. 4.

In addition, the Company has filed the remaining exhibits (Exhibit 1.1—Form of Underwriting Agreement; Exhibit 4.1—Specimen Certificate evidencing shares of common stock and Exhibit 5.1—Opinion of Wilmer Cutler Pickering Hale and Dorr LLP) with Amendment No. 4. WilmerHale hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

If you require additional information, please telephone either the undersigned at (617) 526-6039 or Philip P. Rossetti of this firm at (617) 526-6439.

Very truly yours,

/s/ Corey C. DuFresne

Corey C. DuFresne

cc:
Ashraf M. Dahod, Starent Networks, Corp.
Kevin F. Newman, Esq., Starent Networks, Corp.
Mark G. Borden, Esq., WilmerHale
Philip P. Rossetti, Esq., WilmerHale
Adam M. Dinow, Esq., Wilson Sonsini, Goodrich & Rosati

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
 Baltimore    Beijing    Berlin    Boston    Brussels    London    New York     Oxford    Palo Alto    Waltham    Washington